EXHIBIT 99.1

Burcon NutraScience to Present at the 15th Annual B. Riley Investor Conference on May 19, 2014

VANCOUVER, British Columbia, April 30, 2014 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in functional, renewable plant proteins, has been invited to present at the 15th Annual B. Riley Investor Conference being held May 19-21, 2014 at the Loews Santa Monica Beach Hotel in Santa Monica, CA.

Burcon is scheduled to present at 10:00 a.m. Pacific time on Monday, May 19, 2014, with one-on-one meetings held throughout the day. Management will discuss the company's recent financial and operational progress, including its award-winning CLARISOY™ soy protein and Peazazz™, its proprietary clean-tasting and uniquely soluble pea protein.

For additional information or to schedule a one-on-one meeting with Burcon management, please contact your B. Riley representative.

To learn more about B. Riley & Company and the 15th Annual B. Riley Investor Conference, please visit www.brileyco.com.

About B. Riley & Co.

B. Riley & Co. is a leading independent investment bank which provides a full array of corporate finance, research, sales, trading and OTCQX DAD services to corporate, institutional and high net worth individual clients. Investment banking services include initial, secondary and follow-on offerings, institutional private placements, and merger and acquisitions advisory to public and private middle market companies. Its Corporate Governance Advisory Services Group is engaged by both companies and investors to help maximize value for shareholders. The firm is recognized for its distinguished Equity Research. Founded in 1997, B. Riley is headquartered in Los Angeles and maintains offices in Newport Beach, San Francisco, Boston, and New York. It is a member of FINRA and SIPC. For more information, visit www.brileyco.com

About Burcon NutraScience Corporation

Burcon NutraScience is a leader a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca

         Investor Relations Contact:
         Michael Koehler or Matt Glover
         Liolios Group Inc.
         (949) 574-3860
         bur@liolios.com